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                                                            SEC FILE NUMBER
                                                               000-51425
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                                                             CUSIP NUMBER
                                                              75188R106
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
             |_| Form 10-D  |_| Form N-SAR |_| Form N-CSR

             For Period Ended:  MARCH 31, 2007

             |_| Transition report on Form 10-K
             |_| Transition Report on Form 20-F
             |_| Transition Report on Form 11-K
             |_| Transition Report on Form 10-Q
             |_| Transition Report on Form N-SAR

             For the Transition Period Ended: ___________________________


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                              RANCHER ENERGY CORP.
     ----------------------------------------------------------------------
                             Full Name of Registrant

                                       N/A
     ----------------------------------------------------------------------
                            Former Name if Applicable

               999-18TH STREET, SUITE 1740, DENVER, COLORADO 80202
     ----------------------------------------------------------------------
            Address of Principal Executive Office (Street and Number)
                            City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

|X|         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In the third and fourth quarters of the fiscal year ending March 31, 2007, the Registrant completed several private placements of equity securities and made its first acquisitions of producing oil & gas properties. The Registrant expects to report that total assets grew from less than $50,000 at the end of the prior fiscal year to over $80 million at March 31, 2007. Completing the information required could not be accomplished without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Daniel P. Foley                   (303)                     629-1125
      ------------------------------------------------------------------------
           (Name)                    (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identify report(s) |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report oil & gas sales of approximately $1.1 million and a net loss of approximately $8.3 million for the fiscal year ended March 31, 2007 as compared to zero oil & gas sales and a net loss of approximately $124,000 for the prior fiscal year ended March 31, 2006.

                              RANCHER ENERGY CORP.
                              --------------------
                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: June 15, 2007        By: /s/ John Works
                               -------------------------------------------------
                               John Works, President and Chief Executive Officer


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